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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the month of February, 2000




                           Bid.Com International Inc.
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                   ---      ---


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                           BID.COM INTERNATIONAL INC.

     On February 24, 2000, the Company announced its results for the fourth quarter and year ended December 31, 1999. All figures are in Canadian dollars. As of December 31, 1999, the exchange rate was Cdn$1.444 to US$1.00.

     Revenue in the fourth quarter of 1999 increased 80.3% to $11.4 million compared to $6.3 million in the fourth quarter of 1998. Revenue increased 36.9% from $8.3 million in the third quarter of 1999. Revenues are derived from merchandise sales and shipping revenue from products sold on the Company's web site and from the provision of Bid.Com's licensed technology, consulting and related services.

     Advertising and promotion expenses in the current quarter were $5.2 million, or 45.5% of revenue, compared to $3.7 million, or 58.4% of revenue, for the fourth quarter of 1998 and $3.4 million, or 40.9% of revenue, in the quarter ending September 30, 1999. General and administrative expenses were $3.9 million, or 34.4% of revenue, in the fourth quarter compared to $2.1 million, or 33.5% of revenue, in the fourth quarter of 1998 and $3.2 million, or 38.5% of revenue, in the quarter ending September 30, 1999. Approximately 60% of the increase in general and administrative expenses from the third to fourth quarter of 1999 was related to additional resources required to support the Company's growing focus on its business-to-business opportunities.

     The net loss for the fourth quarter of 1999 was $8.7 million, or $0.17 per basic share, compared to a net loss of $5.8 million, or $0.18 per basic share, in the comparable period of 1998 and a net loss of $5.0 million, or $0.10 per basic share, in the third quarter of 1999.

     For the year, revenue increased 55.0% to $31.0 million compared to $20.0 million for 1998. Advertising and promotion expenses declined to $11.9 million, or 38.3% of revenue, in 1999 from $12.6 million, or 63.0% of revenue, in 1998. General and administrative expenses for the year increased to $12.4 million, or 40.0% of revenue, from $5.8 million, or 28.8% of revenue, in 1998.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.


Exhibit 1. Fourth Quarter and Year Ended December 31, 1999 Financial Results
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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  BID.COM INTERNATIONAL INC.


Date: February 28, 2000           By: /s/ John Mackie
                                      ---------------
                                  Name: John Mackie
                                  Title: Vice-President, General Counsel and
                                  Corporate Secretary
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                           BID.COM International Inc.
                            Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                            (Canadian GAAP, Audited)

                                                  Three Months Ended                            Twelve Months Ended
                                                      December 31                                   December 31
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                                        1999             1999             1998          1999           1999            1998
                                    -------------  -----------------  -------------  ----------  -----------------  ----------
                                                   (translated into                              (translated into
                                                     US$ at $US =                                  US$ at $US =
                                                     Cdn$1.444 for                                 Cdn$1.444 for
                                                     convenience)                                  convenience)
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                 $ 11,406           $  7,899       $  6,325   $  31,001          $  21,469   $  20,001
-----------------------------------------------------------------------------------------------------------------------------
Direct expenses                           10,810              7,486          5,939      26,696             18,488      19,361
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General and administrative                 3,924              2,717          2,116      12,405              8,591       5,751
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Advertising and promotion                  5,189              3,593          3,692      11,870              8,220      12,594
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Software development and expense             251                174            395       1,001                693         889
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Depreciation and amortization                196                136             65         621                430         201
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                                          20,370             14,106         12,207      52,593             36,422      38,796

Interest income                              236                163             51         767                531          88
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Net loss                                 ($8,728)           ($6,044)       ($5,831)   ($20,825)          ($14,422)   ($18,707)
                                         ====================================================================================
Loss per basic share                      ($0.17)            ($0.12)        ($0.18)     ($0.42)            ($0.29)     ($0.79)
                                         ====================================================================================
Weighted average common shares
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Outstanding                               50,682             50,682         32,609      49,218             49,218      23,680
                                         ====================================================================================

                                       December 31,     December 31,     December 31,
Balance Sheet Data:                       1999             1999             1998
                                                         (in US$)
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
Cash and marketable securities          $ 21,497           $ 14,887       $ 16,598
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Other current assets                       6,495              4,498          3,756
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Other assets                               8,751              6,060            693
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Total assets                            $ 36,743           $ 25,445       $ 21,047
                                        ========           ========       ========
Total current liabilities                  6,469              4,480          2,425
Deferred Revenue                           1,289                893              -
Total stockholders' equity                28,985             20,072         18,622
Total liabilities and                   $ 36,743           $ 25,445       $ 21,047
 shareholders' equity                   ========           ========       ========

 CERTAIN PRIOR PERIOD AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO THE CURRENT
                              PERIOD PRESENTATION.